SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        eGain Communications Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    28225C103
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       N/A
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Common Stock reported herein is 11,633,452, which would constitute approximately 26.5% of the 43,824,688 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred Stock (as defined below) referred to herein were converted on February 15, 2001. See Item 5(a) herein for a description of the calculation of the Common Stock conversion ratio. All ownership percentages set forth herein are based on there being 36,216,659 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:
     Oak Hill Capital Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,916,770 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  12.0% (2)

14.  Type of Reporting Person:  PN

------------------------
1 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's 6.75% Series A Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), on February 15, 2001 and Warrants to purchase 1,370,018 shares of Common Stock. On conversion, 4,916,770 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

2    Assumes that there are 41,133,429 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     Oak Hill Capital Management Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     126,017 (3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.3% (4)

14.  Type of Reporting Person:  PN

------------------------
3 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Series A Preferred Stock on February 15, 2001 and Warrants to purchase 35,129 shares of Common Stock. On conversion, 126,017 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

4    Assumes that there are 36,342,675 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     OHCP GenPar, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,042,787 (5)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  12.2% (6)

14.  Type of Reporting Person:  PN

------------------------
5 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on February 15, 2001 and Warrants to purchase 5,042,787 shares of Common Stock. On conversion, OHCP GenPar, L.P. will beneficially own the following shares of Common
     Stock: (i) 4,916,770 shares of Common Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; and (ii) 126,017 shares of Common Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner. See Item 5(a) herein.

6    Assumes that there are 41,259,445 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     OHCP MGP, LLC

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     5,042,787 (7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  12.2% (8)

14.  Type of Reporting Person:  OO

------------------------
7 See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised in its capacity as general partner of OHCP GenPar, L.P.

8    Assumes that there are 41,259,445 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     Oak Hill Venture Fund I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     930,997 (9)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  2.5% (10)

14.  Type of Reporting Person:  PN

------------------------
9 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on February 15, 2001 and Warrants to purchase 259,412 shares of Common Stock. On conversion, 930,997 shares of Common Stock will be owned directly by Oak Hill Venture Fund II, L.P., through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.'s general partner, OHVF MGP I, LLC. See Item 5(a) herein.

10   Assumes that there are 37,147,656 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     OHVF GenPar I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     930,997 (11)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  2.5% (12)

14.  Type of Reporting Person:  PN

------------------------
11 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on February 15, 2001 and Warrants to purchase 259,412 shares of Common Stock. Power is exercised in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

12   Assumes that there are 37,147,656 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     OHVF MGP I, LLC

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     930,997 (13)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  2.5% (14)

14.  Type of Reporting Person:  OO

------------------------
13 See footnote (11) to page relating to OHVP GenPar, L.P. Power is exercised in its capacity as general partner to OHVP GenPar, L.P. and through its sole member, FW Group GenPar, LLC.

14   Assumes that there are 37,147,656 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     FW Group GenPar, LLC

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     930,997 (15)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  2.5% (16)

14.  Type of Reporting Person:  OO

------------------------
15 See footnote (13) to page relating to OHVF MGP I, LLC. Power is exercised in its capacity as sole member of OHVF MGP I, LLC.

16   Assumes that there are 37,147,656 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     FW Investors V, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,629,245 (17)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  4.3% (18)

14.  Type of Reporting Person:  PN

------------------------
17 Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on February 15, 2001 and Warrants to purchase 453,971 shares of Common Stock. On conversion, 1,629,245 shares of Common Stock will be owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

18   Assumes that there are 37,845,904 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     FW Management II, LLC

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  0
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 0
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,629,245 (19)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  4.3% (20)

14.  Type of Reporting Person:  OO

------------------------
19 See footnote (17) to page relating to FW Investors V, L.P. Power is exercised in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.

20   Assumes that there are 37,845,904 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: United States

     Number of Shares    7.   Sole Voting Power:  2,833,154
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 2,833,154
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     2,833,154 (21)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  7.8%

14.  Type of Reporting Person:  IN

------------------------
21 Represents the shares of Common Stock that are beneficially owned as a result of the distribution from FW Ventures I, L.P.

1.   Name of Reporting Person:
     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Texas

     Number of Shares    7.   Sole Voting Power:  707,278
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 707,278
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     707,278 (22)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  2.0%

14.  Type of Reporting Person:  PN

------------------------
22 Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust.

1.   Name of Reporting Person:
     David G. Brown

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: United States

     Number of Shares    7.   Sole Voting Power:  161,664
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 161,664
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     161,664 (23)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.4%

14.  Type of Reporting Person:  IN

------------------------
23 Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.   Name of Reporting Person:
     Mark A. Wolfson

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: United States

     Number of Shares    7.   Sole Voting Power:  161,664
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 161,664
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     161,664 (24)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.5% (25)

14.  Type of Reporting Person:  IN

------------------------
24 Represents 161, 664 shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. and 5,000 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Wolfson.

25   Assumes that there are 36,221,659 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     Group III 31, LLC

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  40,416
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 40,416
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     40,416 (26)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.1%

14.  Type of Reporting Person:  OO

------------------------
26 Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.   Name of Reporting Person:
     J. Taylor Crandall (in the capacity described herein)

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  1,669,661
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 1,669,661
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,669,661 (27)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  4.4% (28)

14.  Type of Reporting Person:  IN

------------------------
27 (i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 40,416 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 1,629,245 shares, see footnote 19 to page relating to FW Management II, LLC.

28   Assumes that there are 37,845,904 shares of Common Stock outstanding.

1.   Name of Reporting Person:
     Woodside Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  121,247
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 121,247
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     121,247 (29)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.3%

14.  Type of Reporting Person:  PN

------------------------
29 Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of the distribution by FW Ventures I, L.P. Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

1.   Name of Reporting Person:
     Tonandowah, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
     (a)  [_]
     (b)  [X]

3.   SEC Use Only

4.   Source of Funds: Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
     [_]

6.   Citizenship or Place of Organization: Delaware

     Number of Shares    7.   Sole Voting Power:  121,247
       Beneficially      8.   Shared Voting Power:  0
      Owned By Each      9.   Sole Dispositive Power: 121,247
     Reporting Person    10.  Shared Dispositive Power:  0
          With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     121,247 (30)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
     [_]

13.  Percent of Class Represented by Amount in Row (11):  0.3%

14.  Type of Reporting Person:  OO

------------------------
30 Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote 29 to page relating to Woodside Partners, L.P.

AMENDMENT NO. 1 TO SCHEDULE 13D

                  This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 3.  Source and Amount of Funds or Other Consideration.

SECTION (I) OF ITEM 3 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

                  (i) With respect to the New Investors, the purchase of an aggregate of 19.44 shares of Series A Preferred Stock of the Issuer, 470.55 shares of Series B Cumulative Convertible Preferred Stock, par value $.001 per share ("Series B Stock"), and Warrants to purchase an aggregate of 2,118,530 shares of Common Stock by OHCP, OHCMP, OHVF and FWI, all as more fully described in Item 5(a) below, pursuant to the Securities Purchase Agreement, by and among OHCP, OHCMP, OHVF, FWI, other parties named therein and the Issuer, dated August 8, 2000 (the "Securities Purchase Agreement"). Pursuant to an approval of the shareholders of the Issuer, and without any action by the Issuer or any holder of the Series B Stock, all shares of Series B Stock converted on a one-to-one basis into shares of Series A Preferred Stock. The source and amount of the funds used by the New Investors to purchase shares of the Common Stock are as follows:


REPORTING PERSON           SOURCE OF FUNDS                  AMOUNT OF FUNDS

OHCP                       Contributions from               $31,687,500
                           Partners

OHCMP                      Contributions from
                           Partners                         $812,500

OHCP GenPar                Not Applicable                   Not Applicable

OHCP MGP                   Not Applicable                   Not Applicable

OHVF                       Contributions from               $6,000,000
                           Partners

OHVF GenPar                Not Applicable                   Not Applicable

OHVF MGP                   Not Applicable                   Not Applicable

FWI                        Contributions from               $10,500,000
                           Partners

FWM                        Not Applicable                   Not Applicable

FW Group                   Not Applicable                   Not Applicable

Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

                  The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine (i) to convert or to not convert the Series A Preferred into Stock and/or (ii) to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. Mr. Wolfson, who is a Reporting Person hereunder and an officer and manager of several Reporting Persons as indicated in Item 2 above, is a director of the Issuer and, as such, may be deemed to have influence over the Issuer. Gunjan Sinha, who is a director and officer of the Issuer and a purchaser under the Securities Purchase Agreement, is a limited partner of a limited partner of OHCMP and, as such, has an indirect passive limited partnership interest in OHCMP. Mr. Brown, who is a Reporting Person hereunder and a manager of several Reporting Persons as indicated in Item 2 above, is a director of the Issuer and, as such, may be deemed to have influence over the Issuer.

                  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

ITEM 5(A) IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

                  (a)      THE NEW INVESTORS

                  The number of shares of Common Stock into which shares of the Series A Preferred Stock are convertible increases on a daily basis and is calculated as described below. Each share of Series A Convertible Preferred Stock has an initial stated value of $100,000 as of August 8, 2000. Such value increases and accumulates on a daily basis from such date at an annual rate equal to 6.75% and compounds on a semi-annual basis on June 30 and December 31 of each year. The conversion price per share of Series A Preferred Stock is $9.2517, such conversion price may be subject to adjustment pursuant to certain market conditions or certain actions by the Issuer, such as recapitalization and issuances below market price, all as more fully described on the Certificate of Designations of the Series A Preferred Stock, a copy of which is incorporated herein by reference to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on August 15, 2000. The number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is determined by dividing the value of the share of Series A Preferred Stock on the date of the conversion by the conversion price. For purposes of the following calculations, we have assumed that there were no changes to the conversion price of $9.2517. As of the date hereof, (i) OHCP directly owns 316.87 shares of Series A Preferred Stock, (a) if such shares were to be converted on February 15, 2001, they would be convertible into 3,546,752 shares of Common Stock, (b) if such shares were to be converted on June 30, 2001, they would be convertible into 3,634,557 shares of Common Stock, (ii) OHCMP directly owns 8.12 shares of Series A Preferred Stock, (a) if such shares were to be converted on February 15, 2001, they would be convertible into 90,888 shares of Common Stock, (b) if such shares were to be converted on June 30, 2001, they would be convertible into 93,138 shares of Common Stock, (iii) FWI directly owns 105 shares of Series A Preferred Stock, (a) if such shares were to be converted on February 15, 2001, they would be convertible into 1,175,274 shares of Common Stock, (b) if such shares were to be converted on June 30, 2001, they would be convertible into 1,204,369 shares of Common Stock, and (iv) OHVF directly owns 60 shares of Series A Preferred Stock, (a) if such shares were to be converted on February 15, 2001, they would be convertible into 671,585 shares of Common Stock, (b) if such shares were to be converted on June 30, 2001, they would be convertible into 688,211 shares of Common Stock.

                  Among other possible adjustments to the conversion price, if 122% of the average closing bid price per hare of Common Stock quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (the "NASDAQ") or, if not then traded on NASDAQ, such other exchange, market or system on which the Common Stock is then listed or traded, on the twenty (20) consecutive trading days immediately preceding and including August 8, 2001 (the "Market Value") is less than the conversion price at such time, the conversion price will be adjusted to the greater of (x) 122% of the Market Value, and (y) $5.6875. Assuming that the conversion price will be adjusted to

$5.6875, if the shares set forth above were to be converted on August 9, 2001:
(i) OHCP's 316.87 shares of Series A Preferred Stock would be convertible into 5,955,969 shares of Common Stock, (ii) OHCMP's 8.12 shares of Series A Preferred Stock would be convertible into 152,626 shares of Common Stock, (iii) FWI's 105 shares of Series A Preferred Stock would be convertible into 1,973,607 shares of Common Stock, and (iv) OHVF's 60 shares of Series A Preferred Stock would be convertible into 1,127,775 shares of Common Stock.

                  As of the date hereof, (i) OHCP beneficially owns 4,916,770 shares of the Common Stock or 12.0% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 126,017 shares of the Common Stock or 0.3% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 5,042,787 shares of Common Stock or 12.2% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 5,042,787 shares of Common Stock or 12.2% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 930,997 shares of the Common Stock or 2.5% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 930,997 shares of Common Stock or 2.5% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 930,997 shares of Common Stock or 2.5% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 1,629,245 shares of the Common Stock or 4.3% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,629,245 shares of the Common Stock or 4.3% of the issued and outstanding shares of the Common Stock; and (x) FW Group, because of its position as sole member of OHVF MGP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 930,997 shares of the Common Stock or 2.5% of the issued and outstanding shares of the Common Stock.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2001

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OAK HILL CAPITAL MANAGEMENT
                                   PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHCP MGP, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OAK HILL VENTURE FUND I, L.P.

                                   By:  OHVF GenPar I, L.P.,
                                        its general partner

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHVF GENPAR I, L.P.

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHVF MGP I, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   FW INVESTORS V, L.P.

                                   By:  FW Management II, LLC,
                                        its general partner

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President

                                   FW MANAGEMENT II, LLC

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President

                                   FW GROUP GP, LLC

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   ROBERT M. BASS

                                   By:  /s/ Robert M. Bass
                                        -----------------------------

                                   CAPITAL PARTNERSHIP

                                   By:  Margaret Lee Bass 1980 Trust,
                                        Managing Partner

                                   By:  Panther City Investment Company,
                                        Trustee

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   GROUP III 31, LLC

                                   By:  /s/ J. Taylor Crandall
                                        -----------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   Sole Member

                                   /s/ David G. Brown
                                   ----------------------------------
                                   David G. Brown

                                   /s/ Mark A. Wolfson
                                   ----------------------------------
                                   Mark A. Wolfson

                                   /s/ J. Taylor Crandall
                                   ----------------------------------
                                   J. Taylor Crandall

                                   Woodside Partners, L.P.

                                   By:  Tonandowah, L.L.C.,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        -----------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   Tonandowah, L.L.C.

                                   By:  /s/ John H. Fant
                                        -----------------------------
                                   Name:    John H. Fant
                                   Title:   Trustee of the Caroline Jean
                                            Crandall 1998 Trust, sole member
                                            of Tonandowah, L.L.C.